Mail Stop 4561   September 11, 2008

Duane Bennett, President
Montgomery Real Estate Service, Inc.
c/o Lessard Property Management, Inc.
191 Chestnut Street
Springfield, MA 01103

   Re: Montgomery Real Estate Service, Inc.
     Form 10
     Filed August 28, 2008
     Form 10-Q
     Filed August 22, 2008
     File No. 000-53146

Dear Mr. Bennett:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments on Form 10

Item 2. Financial Information

Going Concern, page 9

1. We note you have disclosed a net deficiency of $20,771 as of June 30, 2008. This amount is not consistent with the amount you have disclosed on pages 15 and 20 of your filing. Please advise.

Item 10. Recent Sales of Unregistered Securities, page 14

Common and Preferred Stock, page 14

2.   In this section, you state: "We currently have 1,400,000 shares of Preferred Stock
        issued and outstanding." However, on page 12, you disclose that Northeast holds
        2,200,000 shares of preferred stock. Please revise to correct this discrepancy or
        advise.

Financial Statements

Note 2 – Significant Accounting Policies

Impairment of Long-Lived Assets, page 20

3.   Please revise your disclosure for consistency with your policy disclosure on page
        26 of your annual financial statements.

Comments on Form 10-Q

Exhibit 31.1

4.   Please file an amended Form 10-Q to provide the exact form of the certification as
        set forth in Item 601(b)(31) of Regulation S-K. For example, we note the
        following items that must be revised:

        •   In the first sentence, please remove "Chief Executive Officer and Chief
            Financial Officer of Montgomery Real Estate Service, Inc."

        •   In paragraph 1, please remove "(the "small business issuer")."

        •   Please revise all other references to "small business issuer" or "Company"
            to "registrant."

        •   In paragraph 5(a), please add "over financial reporting" after "design or
            operation of internal controls."

        •   In paragraph 5(b), please revise "internal controls, (all of which do not
            apply) to "internal control over financial reporting."

        •   Below the signature, please provide Mr. Bennett's titles of Chief
            Executive Officer and Chief Financial Officer.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron at (202)551-3439 or Kevin Woody, Accounting Branch Chief, at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202)551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Jared Febbroriello, Esquire (by facsimile)